EXHIBIT 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (1)

Dollars in millions	Nine Months Ended September 30, 2015		Year Ended December 31
			2014		2013		2012		2011		2010
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$3,653		$4,993		$5,148		$3,594		$3,785		$3,680
Add:
Distributed income of equity investees	232		275		242		216		198		167
Fixed charges and preferred stock dividends excluding interest on deposits	873		1,091		1,028		1,125		1,037		1,316
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	71		96		112		137		154		148
Interest capitalized	1		1								1
Preferred stock dividend requirements	274		357		364		272		86		224
Earnings excluding interest on deposits	4,412		5,905		5,942		4,526		4,780		4,790
Interest on deposits	297		325		344		386		668		963
Total earnings	$4,709		$6,230		$6,286		$4,912		$5,448		$5,753
Fixed charges and preferred stock dividends
Interest on borrowed funds	$482		$581		$516		$696		$791		$918
Interest component of rentals	116		152		148		145		125		134
Amortization of notes and debentures							12		35		39
Interest capitalized	1		1								1
Preferred stock dividend requirements	274		357		364		272		86		224
Fixed charges and preferred stock dividends excluding interest on deposits	873		1,091		1,028		1,125		1,037		1,316
Interest on deposits	297		325		344		386		668		963
Total fixed charges and preferred stock dividends	$1,170		$1,416		$1,372		$1,511		$1,705		$2,279
Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	5.05	x	5.41	x	5.78	x	4.02	x	4.61	x	3.64	x
Including interest on deposits	4.02		4.40		4.58		3.25		3.20		2.52

(1)	As defined in Item 503(d) of Regulation S-K.